Filed by United Rentals

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings

(Commission File No. 333-179039)

The following article appeared in the February 2012 issue of Rental Management.

Postive momentum for the industry

Kneeland talks about the blockbuster United Rentals merger with RSC

Interview by Wayne Walley

Editor’s note: United Rentals, Greenwich, Conn., stunned the equipment rental industry on December 16, 2011 when it announced a definitive merger agreement with RSC Holdings, Scottsdale, Ariz., bringing together the two largest rental companies in North America. In the end, the combined company will have at least a 10 percent market share. Soon after the merger, Michael Kneeland, United Rentals president and CEO spoke with RENTAL MANAGEMENT about the deal and the future of the equipment rental industry. An edited version of the conversation follows.

RM: What do you think this merger means for United Rentals specifically and in general for the equipment rental industry?

Michael Kneeland: I view this as a win-win for both sides. I look at the collective strengths of both individual companies coming under one roof as being positive momentum. Strategically, it fits within our scope of diversifying our customer portfolio. At the same time, the company cultures are aligned and focused on the customers. More importantly, for our stakeholders and shareholders alike, there are positive returns, longer term. In general for the equipment rental industry, I think there’s been a lot of discussion around the fact that this is an industry that is very fragmented. We believe this is positive momentum for the industry. For one, it brings the industry to light.

It’s also about quantifying the services for what rental does for customers and why we believe that the future for the industry is bright. We believe that we are poised for growth, that the secular shift is real and the industry is going to grow over time.

RM: How did this deal come together? How long has it been in the works? Some people have pointed out that this is a deal bringing together two rental companies, not an equity investor that is looking at a quick return. These are two rental companies that are looking forward to the future and believe in the industry.

Kneeland: That is a very important point, but to the question of how did this happen and how long it was in the works, we’ve said we started having serious conversations in late October. It was put on a fast pace to move forward. How this happened is that both companies have a lot of strengths in a lot of areas. We both were looking at each other, saying the combination of the two actually works for both parties. For example, take a look at our broad footprint. We’re able to help RSC in what they deliver to their customers and broaden that to the Northeast sector of North America, including Canada, as well as Alaska and even California, where United Rentals has a large presence. Again, it’s also about leveraging some of the things they do across a broader footprint. For example, looking at how they go to market with their Total Control © management software. How can we implement that among our large national accounts across North America? I think when you look at how this happened, it makes a lot of logical sense. We can go through a list of things that are positive. As you know, back in 1998, we had a hostile attempt with RSC. It didn’t work. RSC was sold in 2006 and we were interested, but it didn’t transpire. Over time, we’ve looked at numerous opportunities, but for all the things we pointed out on our call with analysts and investors, and what we put out there publicly are all the reasons why this happened.

RM: How did you broach the subject of this deal? Who broke the ice?

Kneeland: Without going into all the details, obviously, Erik [Olsson, RSC president and CEO] and I know each other. Jenne Britell, our chairman, and their chairman know each other from previous positions. We’ve always had an open line of communication with various companies in North America and for that matter beyond North America. We have met with various companies, CEOs and chairmen across the globe. Several years ago, we went over to Europe to learn. The U.K. had a high penetration level that the North American market would have loved to have had. Overall, we’ve had an open line of communication amongst both parties.

RM: You mentioned the customer and that both companies have the same corporate culture to do what’s right for the customer, so what does this deal mean for customers?

Kneeland: What it means for the customer is that we’re trying to offer the best of both worlds. There are some critical principles that we will operate under as we think about where we are today and how we can bring these two great companies together. No. 1, everything that we decide will always be through the view of the customer’s eyes considering how it will impact the customer. No. 2, we will have the best of both worlds. That’s related to the people. There are great people at both companies and great processes that both companies bring. We have to look at how you can collectively hold on to both of those and bring that to the customer front. We’re also going to follow the money and make sure we drive cost synergies out and capture those costs as well as revenue opportunities. I mentioned that this deal will broaden the footprint to further market Total Control and we can expand our trench, power and HVAC services across a broader audience for RSC’s clients. For our customers, what this means is we are looking to improve the services of the collective company overall and from there we will continue to focus on that. Focusing on the customer is very important and ingrained in both companies. For our customers, this deal should be a win-win.

RM: This merger creates a combined company that has about 10 percent of the equipment rental market. Some rental industry experts like Dan Kaplan think there is still room to grow market share. Would you agree?

Kneeland: Yes, there always is room to grow and we’re poised for growth with the secular shift to equipment rental. The American Rental Association (ARA) and IHS Global

Insight are projecting a compound annual growth rate (CAGR) of about 9.5 percent for the industry over the next five years. Collectively, the company will be well-positioned for growth. We don’t go into details in regards to market share. What we’ve said publicly is if you take the top four companies and wrap them together, we’re still under 25 percent, which speaks to the fact there are opportunities for consolidation at multiple levels inside the industry. I think the growth, to me, always will come based on the services you provide. We have to earn our business everyday regardless of how big we are. United Rental is big today, but it doesn’t mean anything if you don’t provide services that the customers want. That’s something to me that is very important.

RM: You talked about the North American footprint and the strengths of the two companies. Are there areas without duplication and areas where you expect to expand? What about outside of North America?

Kneeland: Let me take the last question first about outside of North America. We have said that at some point in our future, we will probably go beyond North America. Why? Not just for growth, but because our customers are asking us to. We are seeing some of that happen today, but that’s down the road. Our first order of business is integrating these two great companies and focusing on what we think we can deliver collectively to our customers. We want to be the supplier of choice when they think about rental in North America. As you pointed out, I think there is ample opportunity for growth. With regards to areas of duplication and our large footprint, there are plusses and minuses. There are areas with redundancy. We have said that roughly 5 to 10 percent of the branches overall that overlap can be consolidated. The important point is that United Rentals has a lot of experience. Over the last several years we’ve taken down our branch count from 700 to around 530, but we didn’t do that by sacrificing our customers. Have said that, you are talking about a large amount of equipment involved. I’ve always had this belief that the equipment doesn’t deliver itself. Equipment doesn’t sell itself and it doesn’t repair itself. What we have to look at are people, where we put those people and how we go to market. It’s too premature to think about it right here. We have teams working on it. One thing we said is we always will communicate with our employees and our customers.

RM: How should competitors view this deal? Some people see this as very positive for the industry as it could stabilize rental rates and help the marketplace overall.

Kneeland: People will have to determine in their own right what this means for their individual companies. On balance, we basically have said we see value in these two companies. As a result of that, you’ve seen shareholders on both sides of the fence react to that. I think that we’ve put the idea of the rental industry in the forefront for a period of time and people will be watching us.

For competitors to view this deal, I think they should look at it and say it makes logical sense. I’m sure they are looking at whether there are opportunities for them as well. I don’t know what their strategies are. I can only tell you what ours is and what this means for us, but we’ve put a light on the industry. It may only shine for a short period of time, but I would think that it would stay here for a while and that it is good for the industry.

RM: The announcement said the companies expect to achieve about $200 million in savings through integration. This seems to be a conservative estimate. Where do the savings come from?

Kneeland: We do have a history of being conservative. Obviously there is redundancy in some corporate functions. There will be efficiencies because there are things they do well and things that we do well. We went through that and we believe that is worth something. For example, how they deliver versus how we deliver and all those things will be taken into consideration. The savings will be a combination of redundancies and a combination of business efficiencies and processes, using the best of both worlds. Also, about 5 to 10 percent of the branches will be consolidated.

RM: What are the differences in fleet between the two companies and are there specific categories of equipment where you see opportunity for growth? Also, how will this deal impact capital expenditure in 2012 and beyond?

Kneeland: For 2012 and beyond right now, as we’ve stated, we haven’t come out with any specific numbers. Until this deal actually closes, it is “business as usual” for both parties. We’re going to react not so much to this transaction. We’re going to be focusing on making sure we can deliver to the customers. The beauty of it is that we are both seeing very high time utilization in the fourth quarter. If we continue to see that momentum, which we believe we are poised for growth, our capital expenditures will reflect that as we move forward. In regards to fleet differences, there isn’t a lot between the two companies in branding or types of equipment. RSC probably has more in the industrial-related area, rightfully so because of their penetration, but I don’t see any specific, dramatic changes. We’ve always said we would like our inventory to be in that 45 percent range in aerial and this brings us to 44 percent. Does this expand some of our general rental areas for industrial? Absolutely. There are opportunities for growth in the power and HVAC side because we see opportunities to cross-sell that across their platform. We also see earthmoving equipment growing as the construction industry recovers. I don’t have the numbers on that, but that has been an ongoing process and those numbers have improved as well.

RM: What happens to RSC and the RSC brand after the deal is complete? Does RSC continue to exist?

Kneeland: There are a lot of questions and it is premature to assume anything right now. The name United Rentals will stay, but it is premature to talk about how we integrate RSC. You have to keep in mind that they have a great presence in industrial. The integration process will be the best of both worlds. We will be taking team members from both sides of the fence to be thinking about this as we move forward. Everything we stated will be through the customer’s eyes. It’s really too early to determine. RSC is a great brand and we want to see if there are ways to leverage both brands.

RM: What about the role for Erik Olsson, RSC’s president and CEO?

Kneeland: Currently, Erik stays in his position with RSC until the close and he has agreed to work with me on the integration, advising and working closely with me on that process.

RM: What is the timeline for the internal reorganization plan? The announcement mentions mid-2012. Does that mean the target date for having consolidation of branches completed or something else?

Kneeland: I think it was the close date we were talking about. As we told everyone, we have to go through regulatory approvals and shareholder vote on both parties. That takes time. I’m always of the mindset that quicker is better. What I want to make sure is that we continue to communicate with people. Having been through 250 acquisitions, I want to make sure people understand where they belong and where they intend to be. To the extent we can answer those questions to our employees, sooner is better, but we haven’t set a timeframe at this point other than the announcement and to say teams are working diligently and collectively on both sides to get this executed as fast as possible.

RM: What do you see as the challenges ahead for the industry as a whole? In your most recent presentations for analysts and investors, you’ve been very bullish about the industry coming back stronger in 2013, 2014 and 2015 to go beyond the peak revenues of 2007.

Kneeland: There always are the challenges I’ve talked about with Christine Wehrman [ARA’s executive vice president and CEO]. One is making sure we have a pipeline of people who can service the equipment in the future, see the industry as viable and as a professional one they can make a career out of. That has been a challenge for our industry. This will change over time and transactions such as this will help that. We have been bullish in our most recent presentations. We started out by saying that in the beginning of 2011 and it has proven true. It is hard to estimate the secular shift, but we do believe that the recipe for secular shift is there. Credit markets are tighter. There is customer uncertainty and the benefits of rental are real with the services you provide. To the extent you can do that more will only drive the business. I’ve been bullish about the industry from the standpoint that it is a strong industry. I’ve spent all my career, 34 years in the rental industry, and I hope people who come out of college see this as a great opportunity for them as well. I rely on information that is given to me. Roughly just under 2,000 of our customers see 2012 at or better than 2011. That’s up 50 percent versus last year.

RM: Will you be at The Rental Show in New Orleans?

Kneeland: I will. I don’t know how long I will be there, but there are several events I want to attend. Bill Berry will be recognized and inducted into the Rental Hall of Fame. Bill was the president of our company after we acquired US Rentals. If I can, I also want to attend the CEO reception. I find it to be very useful in listening to what people have to say across the industry.

RM: Before this deal and now most certainly after, it would be fair to describe you as the most powerful person in the equipment rental industry.

Kneeland: I don’t think that way. To me, it’s the employees that make this company great and both companies great. I want to be a good steward of the industry. I’ve made my career in this industry. I’m very happy and honored to be leading the company and leading the change for this transaction and beyond. I see great things for our industry. RM

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. All forward-looking statements included in this document are based upon information available to United Rentals and RSC Holdings on the date hereof, and neither United Rentals nor RSC Holdings assumes any obligation to publicly update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the equipment rental industries, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. Neither United Rentals nor RSC Holdings gives any assurance that it will achieve its expectations or assumes any responsibility for the accuracy and completeness of the forward-looking statements.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of United Rentals and RSC Holdings described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between United Rentals and RSC Holdings, which is the subject of a registration statement and joint proxy statement/prospectus forming a part thereof filed with the SEC by United Rentals. This document is not a substitute for the registration statement and joint proxy statement/prospectus that United Rentals filed with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http:// http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.

Participants in Solicitation

United Rentals, RSC Holdings and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC Holdings in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC Holdings and their ownership of RSC Holdings common stock is set forth in the proxy statement for the RSC Holdings’ 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of this document as described in the preceding paragraph.

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